October 27, 2005

Via EDGAR

Securities and Exchange Commission,
100 F. Street, N.E. Room 1580,
Washington, D.C. 20549.

  Re:
  Morgans Hotel Group Co.'s Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Morgans Hotel Group Co. (the "Registrant"), enclosed for filing under the Securities Act of 1933, as amended, is the Registrant's registration statement on Form S-1, including exhibits.

        The amount of $35,310 has been wired to the account provided by the Securities and Exchange Commission at Mellon Bank, in payment of the applicable filing fee.

        Please address any oral comments or inquiries to Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312. Additionally, please send copies of any correspondence relating to this filing to Robert W. Downes by facsimile at (212) 558-3588 with the original by mail to his attention at Sullivan & Cromwell LLP, 125 Broad Street, New York, N.Y. 10004-2498.

Sincerely,
/s/ MARC A. ROZIC Marc A. Rozic
(Enclosure)
cc:	Marc Gordon